OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

December 8, 2017

Via Electronic Transmission

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Global Unconstrained Bond Fund, a series of Oppenheimer Integrity Funds (SEC File 811-03420)

Dear Mr. Cowan:

Thank you for your comments, provided by email correspondence on November 15, 2017 and November 16, 2017, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Global Unconstrained Bond Fund, a series of Oppenheimer Integrity Funds (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2017 (accession number 0000728889-17-002051). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

PROSPECTUS (Part A)

The Fund Summary

1.	Please confirm if Annual Fund Operating Expenses are in fact zero. Otherwise, any missing fees/expenses from the fee table and example must be filed in correspondence prior to effectiveness.

The completed Annual Fund Operating Expenses table is provided below:

Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class T	Class C	Class R	Class Y	Class I
Management Fees	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	0.50%	None	None
Other Expenses	0.46%	0.46%	0.46%	0.46%	0.46%	0.27%
Acquired Fund Fees and Expenses	0.14%	0.14%	0.14%	0.14%	0.14%	0.14%
Total Annual Fund Operating Expenses	1.31%	1.31%	2.06%	1.56%	1.06%	0.87%
Fee Waiver and Expense Reimbursement[2]	(0.31)%	(0.31)%	(0.31)%	(0.31)%	(0.21)%	(0.12)%
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement	1.14%	1.14%	1.89%	1.39%	0.99%	0.89%

1. “Other Expenses” are based on estimated amounts for the current fiscal year.

2. After discussions with the Fund’s Board of Trustees, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, unusual and infrequent expenses and certain other Fund expenses) to annual rates of 1.00% for Class A shares, 1.00% for Class T shares, 1.75% for Class C shares, 1.25% for Class R shares, 0.85% for Class Y shares and 0.75% for Class I shares, as calculated on the daily net assets of the Fund. These fee waivers and/or expense reimbursements may not be amended or withdrawn for one year from the date of this prospectus, unless approved by the Board. The Manager will waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investments in funds managed by the Manager or its affiliates.

2.	Please confirm that Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table is applicable. Does the Fund invest in other investment companies as a strategy?

The Fund anticipates investing, from time to time, in other investment companies. After it launches, it expects the level of such investment to decrease as the Fund grows. Disclosure regarding investments in other investment companies and the related risks has been added to the summary section of the prospectus.

3.	If applicable, please include a footnote to the Annual Fund Operating Expenses table indicating that any fee waiver or expense reimbursement is contractual and extends at least one year from the effective date and who may terminate such waiver or reimbursement.

An appropriate footnote has been added.

4.	Please include a footnote to the Annual Fund Operating Expenses tables stating that other expenses based on estimated amounts for the current fiscal year.

This has been added.

5.	Please explain to the staff the basis of the expense example numbers included in the filing.

The expense example table has been updated with numbers based on the updated Annual Fund Operating Expenses table.

Principal Investment Strategies

6.	With respect to the Fund’s ability to invest without limit in bank loans:
a.	Please disclose in the prospectus that it may take longer than 7 days for transactions in bank loans to settle. Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.
b.	Your principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time.
c.	Your principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Please explain to us whether you have considered adding these risks as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

The disclosure in the section titled “Fund Summary – Principal Risks – Risks of Senior Loans” has been revised to include a discussion of delayed settlement and the lack of federal securities laws’ protections, consistent with relevant disclosure that is included (pursuant to Item 9 of Form N-1A) in the section titled “More About the Fund’s Investments – Special Considerations of Senior Loans and Other Loans,” and “More About the Fund’s Investments – Delayed Settlement.”

7.	We note the Fund can invest without limit in securitized debt, including private issuer mortgage backed securities and asset backed securities. Please identify these securities by type, and investment grade, and tell us how much the Fund intends to invest in each of these securities and whether the Fund considers them liquid. We may have more questions based on your response.

The Fund expects its investments in securitized debt to be primarily in agency mortgage backed securities issued by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), and the Federal Home Loan Bank (“FHLB”). The Fund does not anticipate investing more than 5% of its assets in private issuer mortgage backed securities or asset backed securities. The Fund expects to invest primarily in securitized debt that is liquid, as determined under the Fund’s Liquidity Determination Procedures.

8.	The use of the term “Global” in the Fund’s name does not seem to be consistent with the staff’s views as articulated in footnote 42 of the adopting release of Rule 35d-1. We note the existing disclosure regarding the Fund’s investments in different countries includes the U.S. Consider defining the Fund’s strategy with respect to non-U.S. investments more clearly. Statements to the effect that the Fund will invest “primarily” or “a majority of its assets” in non-U.S. securities are also acceptable.

This disclosure has been revised.

9.	Please confirm that any expenses associated with short sales is reflected in “Other Expenses” in the Annual Fund Operating Expenses table.

This is confirmed.

The Fund’s Past Performance

10.	Supplementally describe the background of the Predecessor, including information about when and why the Predecessor was created.

This disclosure has been revised to remove all references to the Predecessor, as the Registrant has determined to proceed without including the Predecessor’s performance.

11.	Please confirm that the adviser of Predecessor is the same as the adviser or sub-adviser to the Fund (assuming the sub-adviser was/is responsible for the day to day management of the Fund and the Predecessor).

Please see the prior response.

12.	Supplementally state whether the Predecessor transferred substantially all of its portfolio securities or whether the Predecessor only transferred only a portion of its assets to the newly registered Fund.

Please see the prior response.

13.	Supplementally state whether the adviser believes that the Predecessor could have complied with Sub-Chapter M of the Internal Revenue Code.

Please see the prior response.

14.	Supplementally state whether the adviser managed any other Accounts that were substantially similar to the Fund. Were these other Accounts converted to registered companies, and if not, why not? Also, explain why the predecessor Account was chosen to be registered and if any other substantially similar Account had lower performance as compared with the predecessor Account.

Please see the prior response.

15.	Specifically state that prior performance of the Predecessor is adjusted to reflect the maximum sales load of the Fund. Also, clarify that the prior performance of the Predecessor is adjusted for the Fund's gross fees/expenses (i.e., before waivers or reimbursements), assuming the adjusted fees/expenses are not less than actual fees/expenses of the Predecessor.

Please see the prior response.

16.	Please reconcile this statement with the earlier disclosure that states that policies and objectives of the Fund and the Predecessor are materially equivalent.

Please see the prior response.

Appendix: Special Sales Charge Arrangements and Waivers

17.	Please make sure disclosure in this appendix conforms to prior comments from the staff issued in connection with OFI Pictet Global Environmental Solutions Fund and Item 12 of Form N-1A.

The disclosure has been revised, consistent with changes made to the prospectus appendix of OFI Pictet Global Environmental Solutions Fund in connection with the staff’s comments on that fund, and with Item 12 of Form N-1A.

18.	Please delete the references regarding “the most current information” regarding sales charge variations, waivers, and discounts, as sales charge waivers and discounts are the Fund’s responsibility, and the Fund’s prospectus should include the most current information.

The disclosure has been revised.

STATEMENT OF ADDITIONAL INFORMATION (Part B)

Other Fundamental Investment Restrictions

19.	Please further define “senior security” in connection with Section 18(g) of the Investment Company Act of 1940, as amended, so that the definition of senior securities is limited to “stock senior securities” and does not include debt securities.

Section 18(g) provides a definition of “senior security” that is much broader than “stock senior securities” (e.g. “any bond, debenture note or similar obligation or instrument…”). The disclosure the Staff suggests to revise is intended solely to provide context for understanding the Fund’s investment restrictions. To this end, we believe that in the context of a discussion of the restrictions and explanatory disclosure as a whole, our general definition is consistent with the definition provided in Section 18(g) and do not believe it appropriate to limit the definition in the manner the Staff suggests. Consequently, we respectfully decline to make this change.

20.	Please revise the disclosure regarding concentration in an industry to specify that the SEC’s position is that investment of more than 25% of a fund’s total assets in issuers in the same industry or a group of industries constitutes concentration in that industry or group of industries.

This disclosure has been revised.

Trustees and Officers of the Fund

21.	The information regarding total compensation of the Fund’s Trustees from the Fund and Fund Complex should be based on the most recently completed fiscal year, as required by Item 17(c) of Form N-1A.

This disclosure will be revised to include information as of December 31, 2017 in a subsequent filing once the information becomes available after December 31, 2017.

The Manager and the Sub-Adviser

22.	In the sections titled “The Investment Advisory Agreement” and “The Sub-Advisory Agreement,” disclose the method of calculating the advisory fees, including the percentage of the fee and its basis (e.g., total assets, managed assets, net assets), the amount of any breakpoint discounts, and a description of any waivers and expense limitation agreements. Please note that, pursuant to Form N-1A Item 19(a)(3)(i), the dollar amount paid to the Fund’s primary adviser and any affiliated sub-advisers can be aggregated. The method of calculation, as well as any credits and expense limitations, must still be disclosed individually for both the primary adviser and its affiliates. The sub-adviser’s compensation must be disclosed regardless of whether it is paid by the Fund or its primary adviser.

The Registrant notes that the third paragraph under the heading “The Investment Advisory Agreement” states that “The management fees paid by the Fund to the Manager are calculated at the rates described in the Prospectus, which are applied to the assets of the Fund as a whole.”

We respectfully disagree with the Commission staff’s position that sub-advisory fees should be considered payable by the Fund and are aware of no codified Commission guidance that supports the staff’s position to interpret the words used in Item 19(a)(3) of Form N-1A to mean anything other than their plain meaning. We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.  (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) requires, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including:

(i)	The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicates only that amounts paid by the Fund to the investment adviser should be included in the SAI.  Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

We also believe that the statement that “the staff considers sub-advisory fees to be payable by the Fund” is not supported by the Final Rule and Item 19(a)(3). Although Form N-1A has been revised several times since the publication of the Final Rule 20 years ago, we are not aware of any proposal by the Commission during that time that clarified that a Fund must disclose additional, potentially confusing and unhelpful information about sub-advisory fees that the investment adviser pays directly to the sub-adviser that does not have a contract with the Fund.

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A.

PART C

23.	If the Predecessor's auditor is different, consent from Predecessor’s auditor is required to be filed.

As indicated in prior responses, the disclosure has been revised to remove all references to the Predecessor’s performance.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Carolyn Liu-Hartman

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5905

cliuhartman@ofiglobal.com

Sincerely,

/s/ Carolyn Liu-Hartman
Carolyn Liu-Hartman
Vice President and Associate General Counsel

cc:	Cynthia Lo Bessette, Esq.
Joseph Benedetti, Esq.
Taylor Edwards, Esq.
Ropes & Gray LLP